Exhibit (a)(1)(G)

For Immediate Release	Contact:
Wednesday, September 7, 2005	Sam Bhatt, Vice President—Finance 609.528.8500

EMTEC, INC. ANNOUNCES

TENDER OFFER TO PURCHASE UP TO 2,864,584 SHARES OF ITS SHARES

TRENTON, NJ—Emtec, Inc. (Over-The-Counter Bulletin Board: ETEC.OB) today announced that it has commenced a tender offer to purchase up to 2,864,584 shares of its outstanding common stock at a price per share of $1.92. As of September 6, 2005, Emtec had approximately 17,204,134 shares outstanding.

As previously announced, on August 5, 2005 Emtec acquired DARR Westwood Technology Corporation (“Darr”) in a merger transaction. Upon completion of the merger transaction, the former Darr shareholders received approximately 9,528,110 shares of Emtec stock and a warrant to purchase up to 10% of Emtec’s then outstanding common stock. In accordance with the terms of the merger transaction, the Company agreed to initiate a self tender having an aggregate purchase price of $5.5 million at a price of $1.92 per share.

The closing price of Emtec’s common stock on the OTC Bulletin Board on September 6, 2005, which was the last trading day prior to the commencement of the offer, was $2.45 per share. Emtec will finance the purchase of shares tendered in the tender offer, and pay related fees and expenses, through borrowings under its secured credit facility. In connection with the merger, Emtec placed $5,500,00 in an escrow account with Zions First National Bank, its depositary, to pay for tendered shares.

The tender offer will expire at 12:00 midnight New York City time, October 4, 2005, unless extended by Emtec. Tenders of shares must be made on or prior to the expiration of the tender offer and shares may be withdrawn at any time on or prior to the expiration of the tender offer.

Under the tender offer, holders of Emtec common stock will be invited to sell their shares to the Company, at the set price of $1.92 per share. If more than the maximum number of shares sought is tendered, tendering shareholders owning fewer than 100 shares will have their shares purchased first without proration, and all other shares will be purchased on a pro rata basis, subject to the conditional tender provisions described in the Offer to Purchase. Shareholders whose shares are purchased in the tender offer will be paid the purchase price net in cash, without interest, as promptly as practicable after the expiration of the tender offer. Shareholders whose shares are not purchased in the tender offer will have their shares returned to them, free of charge, promptly after the expiration of the tender offer.

The offer is not contingent upon any minimum number of shares being tendered; however, the offer is subject to a number of terms and conditions that will be described in the offer to purchase to be distributed to shareholders. Neither the Company nor its Board of Directors is making any recommendation to shareholders as to whether to tender or refrain from tendering their shares into the tender offer. Shareholders must decide how many shares they will tender, if any. The offer to purchase and related documents are being mailed to record holders of shares of common stock and also will be made available for distribution to beneficial owners of shares of common stock.

The information agent is D.F. King & Co., Inc. The depositary is Zions First National Bank. The offer to purchase and related documents are being mailed to record holders of shares of common stock and also will be made available for distribution to beneficial owners of shares of common stock. For questions and information, please call the information agent toll free at (800) 290-6431.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL SHARES OF EMTEC COMMON STOCK. THE TENDER OFFER IS BEING MADE ONLY PURSUANT TO THE OFFER TO PURCHASE AND RELATED MATERIALS THAT TB WOOD’S IS DISTRIBUTING TO ITS SHAREHOLDERS. SHAREHOLDERS AND INVESTORS SHOULD READ CAREFULLY THE OFFER TO

PURCHASE AND RELATED MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. SHAREHOLDERS AND INVESTORS MAY OBTAIN A FREE COPY OF THE TENDER OFFER STATEMENT ON SCHEDULE TO, THE OFFER TO PURCHASE AND OTHER DOCUMENTS THAT EMTEC IS FILING WITH THE SECURITIES AND EXCHANGE COMMISSION AT THE COMMISSION’S WEB SITE AT WWW.SEC.GOV. SHAREHOLDERS AND INVESTORS ALSO MAY OBTAIN A COPY OF THESE DOCUMENTS, AS WELL AS ANY OTHER DOCUMENTS THAT EMTEC HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WITHOUT CHARGE, FROM D.F. KING & CO., INC., THE INFORMATION AGENT FOR THE TENDER OFFER, BY DIRECTING SUCH REQUEST TO D.F. KING & CO., INC., TOLL FREE AT (800) 290-6431. SHAREHOLDERS ARE URGED TO CAREFULLY READ THESE MATERIALS PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE OFFER.

About Emtec, Inc.

Emtec, Inc. established in 1981, is an information technology company, providing services and products to commercial, federal, education, state and local verticals. Areas of specific practices include communications, data availability, enterprise computing, managed services, storage and data center planning and development.

Safe Harbor Statement

This press release contains statements which are forward looking within the meaning of applicable securities laws. These statements include or imply projections of future performance that are based upon the Company’s current expectations and assumptions. These expectations and assumptions, as well as the Company’s future performance, are subject to a number of risks and uncertainties. Factors that could cause actual results to differ from projected results are discussed in various of the Company’s documents on file with the SEC.